UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

DPW HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26140E 105
(CUSIP Number)

Edward S. Horton One Battery Park Plaza New York, NY 10004 212-574-1265
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26140E 105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ding Gu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

185,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

185,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.47%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	26140E 105

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001, of DPW Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 201 Shipyard Way, Newport Beach, CA 92663.

Item 2.	Identity and Background.

(a, f)	This statement is being filed by Ding Gu (the "Reporting Person").

(b)	The principal business address of the Reporting Person is 208 Laurel Creek Blvd., Moorestown, NJ 08057.

(c)	The present principal occupation or employment of the Reporting Person is Medical Service Provider.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the securities directly from the Issuer and in open market transactions using funds from its personal investment portfolio.

Item 4.	Purpose of Transaction.

The Reporting Person owns 160,000 shares of the Issuer's common shares that were purchased in open market transactions.

On May 8, 2019 and July 11, 2019 the Reporting Person acquired an aggregate of $1,100,000 in principal amount of convertible notes with an exercise prices of between $4.00 and $8.80.  In connection with the purchase of the Notes, the Reporting Person also acquired warrants to purchase an aggregate 25,000 shares of common stock having an exercise price of $8.00 and $8.80. The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Since May 2019, the Reporting Person has been in contact with management of the Issuer about the management of the Company about certain corporate governance and capital raising transactions the Company has undertaken. In addition, the Reporting Person may engage in further discussions with management, the board, and other shareholders of the Issuer and other relevant parties to consider or explore extraordinary corporate transactions, or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a-e)
The beneficial ownership of the Stock by the Reporting Person at the date hereof is reflected on the Reporting Person's cover page.
The Reporting Person effected transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Persons since 60 days before date on cover page, as depicted in Schedule I attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person owns notes which may be convertible into common shares. The Reporting Person is not reporting beneficial ownership of the common shares into which the notes are convertible.

In addition, the Reporting Person owns warrants that are convertible to an aggregate of 25,000 common shares at exercise prices ranging from $8 to $8.80 per share and owns an aggregate of 160,000 common shares.

Item 7.	Material to be Filed as Exhibits.

Schedule I: Transactions in the Stock during the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2019

/s/ Ding Gu
Name: Ding Gu

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule I

Date Acquired	Quantity	Price
07/15/2019[2]	40,000	$0.2060
07/16/2019[3]	50,000	$0.2000
07/17/2019[4]	140,000	$0.1996
07/22/2019[5]	100,000	$0.1896
08/15/2019	109	$1.9500
08/20/2019	9,891	$3.7757
08/23/2019	10,000	$3.3100
08/27/2019	10,000	$2.8550
09/04/2019	15,644	$2.8183
09/05/2019	57,856	$2.8765
09/06/2019	2,500	$2.8300
09/10/2019	6,000	$3.0100

2 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.
3 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.
4 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.
5 Transactions on this date occurred prior to the Company’s one-for-forty reverse stock split. The quantity and price of the transaction has not been adjusted to reflect the split.